GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

220 WEST 42ND STREET, 21ST FLOOR

NEW YORK, NEW YORK 10036

TELEPHONE: (212) 730-8133         FACSIMILE: (877) 881-3007

January 30, 2012

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman
Katherine Wray

Re:	Synacor, Inc.
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-178049

Dear Mr. Shuman and Ms. Wray:

Synacor, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 6 (“Amendment No. 6”) to its Registration Statement on Form S-1 (as amended, the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 6 and (ii) three hard copies of Amendment No. 6 which are marked to show changes against Amendment No. 5 to Registration Statement filed on January 17, 2012.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated January 26, 2012 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the January 26, 2012 letter in italicized print, and the Company’s responses are provided below each comment.

Cover Page Graphics

1.	With respect to the proposed graphics provided, please address the following:

•

The proposed graphics include the names and logos of a number of companies that are not mentioned in your registration statement, including (as examples only) Wow!, Windstream and Verizon. Please confirm, if accurate, that these companies are current paying customers of Synacor.

Securities and Exchange Commission

January 30, 2012

•

We refer to the presentation on the gatefold of the number of subscribers, unique visitors, queries and advertising impressions attributed to the company’s products and services. Please revise to ensure that the size and color of the text beneath the numbers enable potential investors to read the information presented here.

RESPONSE TO COMMENT 1:

The Company hereby confirms that all of the companies whose names and logos appear in the grey background of the proposed graphics behind the devices and screenshots are current paying customers of the Company, with whom the Company has currently effective agreements.

The Company respectfully informs the Staff that it has revised the proposed graphics to include, among other things, increased font size and increased contrast for the text that appears beneath the numbers on the gatefold. A revised version of the proposed graphics has been filed with Amendment No. 6.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 51

2.	Please update your tabular presentation of stock option grants on page 53 to include grants subsequent to September 30, 2011 and up to the date of your amendment.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company revised its disclosure on page 52 of the Registration Statement.

3.	Please revise to include a discussion of the significant factors contributing to the difference in the fair value determined on December 15, 2011 and the midpoint of the preliminary offering price. We note that for the December 15, 2011 valuation, the probability-weighted expected return method was used exclusively to value your shares at $2.98. Please describe the changes made to the PWERM model between that date and the date on which the shares were valued at their midpoint, providing justification for this increase in value subsequent to the date on which options were granted in January.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company revised its disclosure on pages 54 and 55 of the Registration Statement.

Securities and Exchange Commission

January 30, 2012

Management

2011 Summary Compensation Table, page 102

4.	We note that you have added information for fiscal year 2011 to your summary compensation table. Please revise the table to include compensation disclosure for fiscal 2010 as well, as this information was previously required to be, and was, provided in the company’s registration statement. Refer to Instruction 1 to Item 401(c) of Regulation S-K.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company revised its disclosure on pages 102 and 103 of the Registration Statement.

Principal and Selling Stockholders, page 122

5.	Once the selling stockholders are identified, please state whether any of them are broker-dealers or affiliates of broker-dealers. Any selling stockholder who is a broker-dealer who did not receive its securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, the Company revised its disclosure on page 121 of the Registration Statement.

[Remainder of page intentionally left blank]

Securities and Exchange Commission

January 30, 2012

* * * * *

Please do not hesitate to contact me at (212) 430-3150 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Brian Hutchings
Brian Hutchings, Esq.

cc:	Ronald N. Frankel, Synacor, Inc.
William J. Stuart, Synacor, Inc.
Steven L. Grossman, Esq., O’Melveny & Myers, LLP